UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: March 21, 2023

Commission File Number: 001-39387

Renalytix plc

(Translation of registrant’s name into English)

Finsgate

5-7 Cranwood Street

London EC1V 9EE

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Renalytix plc announces that the review process with the Food and Drug Administration (FDA) for the KidneyIntelX De Novo marketing authorization application continues at an advanced stage. As part of the De Novo process, and pending a successful outcome of the review, the FDA will prepare a reclassification order and pursue certain internal processes for this class of test prior to communicating the final decision. The FDA has indicated to the Company that in order to provide sufficient time for the completion of the process the Agency is working towards a decision date by the end of Q2 2023. Previous indications from the FDA were for a completion of the process before the end of Q1 2023.

Based on recent interactions with the FDA, while there can be no guarantees, management remains optimistic and is working diligently with the FDA towards a successful outcome.

Forward Looking Statements

Statements contained in this press release regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Examples of these forward-looking statements include statements concerning: the potential benefits, including economic savings, of KidneyIntelX, the future impact of KidneyIntelX on clinical decision-making and outcomes, the potential for KidneyIntelX to receive regulatory approval from the FDA, the commercial prospects of KidneyIntelX, if approved, including whether and to what extent KidneyIntelX will be successfully adopted by physicians and distributed and marketed, our expectations regarding reimbursement decisions and the ability of KidneyIntelX to curtail costs of chronic and end-stage kidney disease, optimize care delivery, address systemic inequalities and improve patient outcomes. The results presented in this press release are interim results; subsequent interim results and full results may vary and may not be consistent with these interim results. Words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “seeks,” and similar expressions are intended to identify forward-looking statements. We may not actually achieve the plans and objectives disclosed in the forward-looking statements, and you should not place undue reliance on our forward-looking statements. Any forward-looking statements are based on management’s current views and assumptions and involve risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. These risks and uncertainties include, among others: that KidneyIntelX is based on novel artificial intelligence technologies that are rapidly evolving and potential acceptance, utility and clinical practice remains uncertain; we have only recently commercially launched KidneyIntelX; and risks relating to the impact on our business of the COVID-19 pandemic or similar public health crises. These and other risks are described more fully in our filings with the Securities and Exchange Commission (SEC), including the “Risk Factors” section of our annual report on Form 20-F filed with the SEC on October 31, 2022, and other filings we make with the SEC from time to time. All information in this press release is as of the date of the release, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENALYTIX PLC

By:	/s/ James McCullough
James McCullough
Chief Executive Officer

Date: March 21, 2023